UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Provides Update on the Master Development Program

MEXICO CITY, January 3, 2014 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that it received approval from the Ministry of Communications and Transportation for the Master Development Programs for each of its Mexican concessions for the years 2014 through 2028 and the efficiency factor applicable and the maximum tariffs per work load unit for the years 2014 through 2018. One work load unit equals one passenger or 100 kg of cargo.

Master Development Programs

Expressed in millions of constant pesos as of December 31, 2012

Airport	2014-2018*	2019-2023**	2024-2028**
Cancún	5,565.6***	1,452.8	1,345.5
Cozumel	174.8	61.4	129.0
Huatulco	128.8	145.6	94.2
Mérida	379.4	158.8	104.4
Minatitlán	82.0	30.2	64.7
Oaxaca	93.8	105.3	84.8
Tapachula	54.1	36.5	61.3
Veracruz	394.1	110.8	128.7
Villahermosa	153.2	103.0	133.0

*	Committed investment
**	Indicative investment (not binding)
***	As of December 31, 2013 ASUR has invested Ps.698.2 million (which is included in the investment commitments for this period shown above)

Committed Investments

Expressed in millions of constant pesos as of December 31, 2012

Airport	2014	2015	2016	2017	2018
Cancún	800.9	2,259.9	1,421.8	865.7	217.2
Cozumel	24.8	60.8	22.0	61.4	5.9
Huatulco	54.2	54.7	5.9	7.5	6.4
Merida	65.6	181.7	89.5	38.8	3.9
Minatitlan	41.3	24.4	10.3	1.9	4.1
Oaxaca	9.1	28.7	37.0	13.3	5.8
Tapachula	14.3	25.3	2.3	4.3	7.8
Veracruz	197.6	177.4	7.7	6.1	5.3
Villahermosa	35.4	49.1	51.5	5.6	11.7

As of December 31, 2013 ASUR has invested the following amounts at Cancún airport:

Expressed in millions of constant pesos as of December 31, 2012

Airport	2014	2015	2016	2017	2018
Cancún	139.6	139.6	139.6	139.6	139.6

The Master Development Plan for Cancún Airport has accounted for these investments and includes these amounts in the investment commitments for the periods shown above.

Maximum Tariffs per Work Load Unit

Expressed in constant pesos as of December 31, 2012

Airport	Maximum Tariff *
Cancún	142.48
Cozumel	175.89
Huatulco	166.56
Mérida	146.57
Minatitlán	183.92
Oaxaca	173.15
Tapachula	171.77
Veracruz	140.38
Villahermosa	133.05

*	Maximum Tariff includes the 0.70% efficiency factor applicable for 2014.

The concession agreements for each airport provide that such airport's maximum rates will be reduced annually to account for projected improvements in efficiency. For the five-year period ending December 31, 2018, the maximum rates applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.70% in real terms.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 3, 2014